April 18, 2019

Wang Huang
Chief Executive Officer
Huami Corporation
Building H8, No. 2800, Chuangxin Road
Heifei, 230088
People's Republic of China

       Re: Huami Corp
           Registration Statement on Form F-3
           Filed April 12, 2019
           File No. 333-230844

Dear Mr. Huang:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence,
Matthew Crispino, Attorney-Advisor, at (202) 551-3456, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3730.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Julie Gao